Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 30

DATED JULY 28, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 30 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 26 dated June 23, 2006, Supplement No. 27 dated June 27, 2006, Supplement No. 28 dated July 6, 2006 and Supplement No. 29 dated July 14, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 30 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section updates the discussion contained in our prospectus under the heading "Business and Policies - Joint Ventures and Other Co-Ownership Arrangements," which begins on page 109 of the prospectus, as previously supplemented by Supplement No. 13, Supplement No. 21, Supplement No. 25 and Supplement No. 26, and is inserted at the end of such discussion.

Joint Ventures and Other Co-Ownership Arrangements

On July 24, 2006, we purchased approximately 97,963 shares of the special voting stock of Minto Builders (Florida), Inc., referred to herein as MB REIT, for $1,276 per share and a total amount of $125,000,788.  The special voting stock was converted immediately into the common stock of MB REIT.

MB REIT Distributions

On July 17, 2006, MB REIT declared a cash distribution of $750,000 paid to all common stockholders of record at the close of business on July 17, 2006.  As of this date, the Company owned approximately 87% of the outstanding common stock of MB REIT and received a total of approximately $654,029.

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Acquired Properties

Our joint venture, MB REIT, purchased the following properties on the dates indicated below.

Dulles Executive Office Plaza; Herndon, Virginia

On July 25, 2006, MB REIT acquired, through a wholly-owned subsidiary formed for this purpose, a fee simple interest in two freestanding office buildings known as Dulles Executive Office Plaza containing a total of approximately 379,596 of gross leasable square feet.  The buildings are located at 13530 and 13560 Dulles Technology Drive, in Herndon, Virginia. The 13530 building (Plaza I) has approximately 189,832 square feet leased to six (6) tenants.  The 13560 building (Plaza II) has approximately 189,764 square feet leased to one (1) tenant.  Dulles Executive Office Plaza was built over a two-year period beginning in 2000.  As of July 1, 2006, Plaza I was approximately eighty-three percent (83%) occupied and Plaza II was one hundred percent (100%) occupied.  The property competes with at least thirty-four (34) other office centers in the Northern Virginia area.

MB REIT purchased this property from an unaffiliated third party, Valley View Associates, Limited Partnership, for approximately $125.0 million.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT intends to make significant repairs or improvements to this property over the next twelve (12) months.  Window caulking on the buildings in the amount of approximately $477,000 and repairs to a parking garage floor in the amount of approximately $150,000 were credited by the seller against the purchase price at closing to defray the costs of improvement.  The tenants are obligated to pay a shared amount of certain other qualifying improvements pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Two tenants, Lockheed Martin Corporation and Cisco Systems, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require these tenants to pay base annual rent on a monthly basis as follows:

		% of	Base Rent
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Plaza I
Lockheed Martin Corporation	65,831	17	25.50	*	03/06	02/07
			26.14		03/07	02/08
			26.79		03/08	02/09
			27.46		03/09	02/10
			28.15		03/10	02/11
			28.85		03/11	02/12
			29.57		03/12	02/13

Lockheed Martin Corporation	33,037	9	26.50	1/5 yr.	06/06	05/07
			27.30		06/07	05/08
			28.12		06/08	05/09
			28.96		06/09	05/10
			29.83		06/10	05/11
			30.72		06/11	12/11

Plaza II
Cisco Systems, Inc. / Lockheed Martin Corporation**	189,764	50	26.05	2/5 yr	06/06	05/07
			26.77		06/07	05/08
			27.51		06/08	05/09
			28.26		06/09	05/10
			29.04		06/10	05/11

*    Tenant has one option of extending the term of the lease for either three (3) or five (5) years.

**  Valley View Associates, as landlord, Cisco Systems, Inc. (Cisco) and Lockheed Martin Corporation       (Lockheed) entered into an agreement in August 2004 to sublease this space to Lockheed        pursuant to which the parties agreed, among other things, that Lockheed would pay rent to Cisco and        Cisco would remain primarily liable to the landlord for rent obligations under the lease until the        expiration of the initial term on May 31, 2011.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a prorata share in excess of the expenses for a specified base year.

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) are approximately $862,073.  The real estate taxes payable were calculated by multiplying Dulles Executive Office Plaza's assessed value by a tax rate of 1.0910%.

For federal income tax purposes, the depreciable basis in this property is approximately $93.8 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	1	1,744	49,704	0.52%
2007	1	14,777	518,153	5.35%
2008	1	4,326	112,822	1.21%
2009	-	-	-	-
2010	-	-	-	-
2011	4	259,881	8,517,903	81.77%
2012	-	-	-	-
2013	1	65,831	1,946,623	100.00%
2014	-	-	-	-
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Dulles Executive Office Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	65%	28.95
2004	65%	26.95
2003	65%	26.33

2002	65%	26.68
2001	65%	26.16

CyFair Town Center; Cypress, Texas

On July 21, 2006, MB REIT acquired, through MB Cypress Cyfair Limited Partnership (referred to herein as MBCC), a wholly-owned subsidiary formed for this purpose, a fee simple interest in an existing retail center and an adjacent parcel known as CyFair Town Center, containing a total of approximately 51,592 of gross leasable square feet.  The center is located at 17445 Spring Cypress in Cypress, Texas.  CyFair Town Center was built over a two-year period beginning in 2003.  As of July 1, 2006, this property was one hundred percent (100%) occupied, with approximately 51,592 square feet leased to twenty-six (26) tenants.  This property competes with five (5) retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from two unaffiliated third parties, A-S 46 Hwy 290-Spring Cypress L. P., for approximately $15.0 million and A-S 45 Hwy 249-Boudreaux, L.P., for approximately $1.0 million, for a total purchase price of $16.0 million.  Of this amount, MB REIT assumed, at closing, a mortgage loan in the principal amount of approximately $5.7 million and paid the remaining amount of $10.3 million in cash.  Approximately $4.8 million of the $10.3 million cash payment is being held in escrow subject to a future loan earnout.  The seller will not receive the amount being held in escrow until the loan is paid off and the seller has paid all expenses and costs associated with the payoff of the loan, other than the payment of the unpaid principal balance and interest.

MBCC assumed the existing loan as the borrower of approximately $5.7 million from Wells Fargo Bank, N.A. as trustee for registered holders of the J.P. Morgan Chase Commercial Mortgage Securities Corporation Commercial Mortgage Pass-Through Certificates, Series 2004-C3, referred to herein as Wells Fargo).  MBCC’s obligations are secured by a first priority mortgage on the property.  MBCC also granted a security interest to Wells Fargo in, among other things, all of the personal property owned by MBCC at the property.  The annual interest rate of the loan is fixed at 4.83% per annum.  The terms of the loan will require MBCC to make monthly principal and interest payments in the amount of approximately $47,895 and monthly tax and insurance reserve payments until the loan matures in December 2014.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) will be due at maturity.  MBCC may only prepay the unpaid principal balance of the loan, in whole or in part, by incurring a prepayment premium; however, the loan may be defeased under certain circumstances, in whole but not in part, prior to maturity by substituting government securities for the property as collateral in an amount equal to the unpaid principal balance of the loan plus scheduled interest payments and by paying all other sums due under the loan documents.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that this property is adequately covered by insurance.

None of the tenants lease more than 10% of the total gross leasable area of this property.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $154,000.  The real estate taxes payable were calculated by multiplying CyFair Town Center’s assessed value by a tax rate of 2.611.

For federal income tax purposes, the depreciable basis in this property is approximately $11.7 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	0	-	-	-
2007	0	-	-	-
2008	6	8,714	174,070	16.8%
2009	13	22,796	468,594	53.6%
2010	2	5,183	100,175	24.7%
2011	0	-	-	-
2012	0	-	-	-
2013	3	7,350	161,700	51.2%
2014	1	3,477	59,109	38.4%
2015	0	-	-	-

The table below sets forth certain information with respect to the occupancy rate at CyFair Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	79%	20.04
2004	37%	19.69

Eldridge Lakes Town Center; Houston, Texas

On July 21, 2006, MB REIT acquired, through MB Houston Eldridge Lakes Limited Partnership (referred to herein as MBHEL), a wholly-owned subsidiary formed for this purpose, a fee simple interest in an existing retail center known as Eldridge Lakes Town Center, containing approximately 54,980 of gross leasable square feet.  The center is located at 6340 North Eldridge Parkway in Houston, Texas.  Eldridge Lakes Town Center was built over a three-year period beginning in 2003.  As of July 1, 2006, this property was one hundred percent (100%) occupied, with approximately 54,980 square feet leased to nineteen (19) tenants.  This property competes with five (5) retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, A-S-K 41 Eldridge-W. Little York, L.P., for approximately $16.6 million.  Of this amount, MB REIT assumed, at closing, a mortgage loan in the principal amount of approximately $7.5 million and paid the remaining amount of $9.1 million in cash.  Approximately $5.9 million is being held in escrow subject to a future loan earnout.  The seller will not receive the amount being held in escrow until the loan is paid off and the seller has paid all expenses and costs associated with the payoff of the loan, other than the payment of the unpaid principal balance and interest.

MBHEL assumed the existing loan as the borrower of approximately $7.5 million from Wells Fargo Bank, N.A. as trustee for registered holders of the J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C3, referred to herein as Wells Fargo).  MBHEL’s obligations are secured by a first priority mortgage on the property.  MBHEL also granted a security interest to Wells Fargo in, among other things, all of the personal property owned by MBHEL at the property.  The loan bears interest at the rate of 4.88% per annum.  MBHEL is required to make principal and interest payments on a monthly basis in the amount of approximately $63,549 and monthly tax and insurance reserve payments until the loan matures on December 1, 2014.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) will be due at maturity.  MBHEL may only prepay the unpaid principal balance of the loan, in whole or in part, by incurring a prepayment premium; however, the loan may be defeased under certain circumstances, in whole but not in part, prior to maturity by substituting government securities for the property as collateral in an amount equal to the unpaid principal balance of the loan plus scheduled interest payments and by paying all other sums due under the loan documents.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Three tenants, Walgreen’s, Dollar Hut and Pizza Factory, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Walgreens	14,820	27	20.85	-	10/04	09/79*

Dollar Hut	6,000	11	16.00	2/5 yr.	12/03	11/08
			17.60		12/08	11/13

Pizza Factory	5,710	10	18.42	2/5 yr.	12/04	12/09

*  Walgreens has the option to terminate its lease as of September 30, 2029 upon giving 6 months prior      notice to the lessor and, to the extent the lease remains in effect, additional options to terminate every      five years thereafter upon giving 6 months notice to the lessor.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenant’s to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $166,000.  The real estate taxes payable were calculated by multiplying Eldridge Lakes Town Center’s assessed value by a tax rate of 3.361.

For federal income tax purposes, the depreciable basis in this property is approximately $12.4 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	0	-	-	-
2007	0	-	-	-
2008	1	1,400	29,450	2.6%
2009	8	11,730	221,982	19.8%
2010	3	8,360	154,178	17.2%
2011	0	-	-	-
2012	0	-	-	-
2013	2	7,750	129,250	17.4%
2014	3	6,220	111,792	18.2%
2015	0	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Eldridge Lakes Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	20.61
2004	98%	12.25

Spring Town Center; Spring, Texas

On July 21, 2006, MB REIT acquired, through MB Spring Town Center Limited Partnership (referred to herein as MBSTC), a wholly-owned subsidiary formed for this purpose, a fee simple interest in an existing retail center known as Spring Town Center, containing approximately 40,571 of gross leasable square feet (excluding ground lease space).  The center is located at 21212 Kyukendahl Road in Spring, Texas.  Spring Town Center was built over a two year period beginning in 2003.  As of July 1, 2006, this property was ninety-two percent (92%) occupied with approximately 37,387 square feet leased (excluding ground lease space) to fourteen (14) tenants (including three ground lease tenants).  This property competes with five (5) retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, A-K-S 75 NEC Spring Town Center, L.P. for approximately $17.0 million.  Of this amount, MB REIT assumed, at closing, a mortgage loan in the principal amount of approximately $7.6 million and paid the remaining amount of $9.4 million in cash.  Approximately $6.1 million of the $7.6 million cash payment is being held in escrow and remains subject to a future loan earnout.  The seller will not receive the amount being held in escrow until the loan is paid off and the seller has paid all expenses and costs associated with the payoff of the loan, other than the payment of the unpaid principal balance and interest.  In addition, approximately $871,000 was placed in escrow with a third party escrow agent to fund a potential earnout to the seller, payable upon the leasing of vacant, unoccupied spaces of 1,660 and 1,524 square feet, respectively.  The escrow will be maintained for a period not to exceed thirty-six (36) months.  The funds will be released to the seller once the tenant’s leases have been approved by MB REIT and the tenants have moved into their spaces and commenced the payment of rent.  The purchase price may fluctuate up to 10% of the escrow amount if the base rent amount stipulated in the lease differs from the escrowed amount as determined by using the base rent multiplier.

MBSTC assumed the existing loan as the borrower of approximately $7.6 million from Wells Fargo Bank, N.A. as trustee for registered holders of the J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005-LDP1, referred to herein as Wells Fargo).  MBSTC’s obligations are secured by a first priority mortgage on the property.  MBSTC also granted a security interest to Wells Fargo in, among other things, all of the personal property owned by MBSTCL at the property.  The loan bears interest at the rate of 4.87% per annum.  MBSTC is required to make principal and interest payments on a monthly basis in the amount of approximately $64,291, monthly tax and insurance reserve payments and tenant improvement and leasing commission reserve payments until the loan matures on January 1, 2015.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) will be due at maturity.  MBSTC may only prepay the unpaid principal balance of the loan, in whole or in part, by incurring a prepayment premium; however, the loan may be defeased under certain circumstances, in whole but not in part, prior to maturity by substituting government securities for the property as collateral in an amount equal to the unpaid principal balance of the loan plus scheduled interest payments and by paying all other sums due under the loan documents.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Two tenants, Walgreens and Bank of America, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Walgreens	14,560	40	23.35	-	01/04	12/78*

Bank of America	4,700	12	37.23	4/5 yr.	12/03	12/08
			40.96		01/09	12/13
			45.05		01/13	12/18

*Walgreens has the option to terminate its lease as of December 31, 2029 upon giving 6 months prior notice to the lessor and, to the extent the lease remains in effect, additional options to terminate every five years thereafter upon giving 6 months notice to the lessor.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $216,000.  The real estate taxes payable were calculated by multiplying Spring Town Center’s assessed value by a tax rate of 3.310%.

For federal income tax purposes, the depreciable basis in this property is approximately $12 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expirations of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	0	-	-	-
2007	0	-	-	-
2008	0	-	-	-
2009	5	8,670	169,552	15.1%
2010	0	-	-	-
2011	1	1,500	28,500	3.0%
2012	0	-	-	-
2013	0	-	-	-
2014	5	7,957	328,149	34.2%
2015	0	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Spring Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	92%	29.43
2004	92%	22.06
2003	12%	23.78

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of July 26, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	67,749,351	677,493,510	71,136,818	606,356,692

Shares sold pursuant to our distribution reinvestment program:	682,168	6,480,593	-	6,480,593

	68,451,519	684,174,103	71,136,818	613,037,285

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.